EXHIBIT 99.1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SIGNET GROUP plc

2. Name of shareholder having a major interest

CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF THE CAPITAL GROUP COMPANIES INC
("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST.  PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

0.5p ORDINARY SHARES

10. Date of transaction

NOT STATED.

11. Date company informed

23 APRIL 2004

12. Total holding following this notification

SEE BELOW.

13. Total percentage holding of issued class following this notification

SEE BELOW.

14. Any additional information

-

15. Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16. Name and signature of authorised company official responsible for making this notification



Date of notification

26.04.04

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.
As of 20 April 2004
Signet Group plc

                                                                                                  Percent of
                                                                         No. of Shares            Outstanding
The Capital Group Companies, Inc. ("CG") holdings                         217,369,582                12.56
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company                                             22,839,800                 1.32
Capital International Limited                                             191,166,146                11.05
Capital International S.A.                                                  2,244,210                 0.13
Capital International, Inc                                                  1,119,426                0.065


                                   Schedule A
                    Schedule of holdings in Signet Group plc
                               As of 20 April 2004
                         Capital Guardian Trust Company


                     Registered Name                            Local Shares


Chase Nominees Limited                                            13,888,400
Midland Bank plc                                                   1,004,800

Deutsche Bank Mannheim                                                18,200
Bankers Trust                                                         40,000
Citibank London                                                      703,300
Nortrust Nominees                                                  7,142,700
RBSTB Nominees Ltd                                                    26,200
ROY Nominees Ltd                                                      16,200
                                                        TOTAL     22,839,800

                                   Schedule B
                          Capital International Limited

Registered Name                                                 Local Shares

State Street Nominees Limited                                      3,374,700
Bank of New York Nominees                                         64,287,971
Northern Trust                                                     5,421,560
Chase Nominees Limited                                            32,863,980
Midland Bank plc                                                   2,079,400
Bankers Trust                                                      3,660,187
Barclays Bank                                                      1,077,400
Morgan Guaranty                                                    4,681,200
Nortrust Nominees                                                 32,928,248
State Street Bank & Trust Co                                      11,812,358
Deutsche Bank AG                                                  13,382,322
HSBC Bank plc                                                     13,285,500
Mellon Bank N.A.                                                     196,600
KAS UK                                                               385,920
Bank One London                                                    1,728,800
                                                        TOTAL    191,166,146

                                   Schedule B
                           Capital International S.A.

Chase Nominees                                                     1,797,510
Midland Bank plc                                                      56,700
Royal Bank of Scotland                                               273,000
Lloyds Bank                                                          117,000
                                                        TOTAL      2,244,210

                                   Schedule B
                           Capital International Inc.

Nortrust Nominees                                                  1,021,426
HSBC Bank plc                                                         98,000
                                                        TOTAL      1,119,426

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   Name of company

SIGNET GROUP plc

2)   Name of shareholder having a major interest

FMR Corp and Fidelity International Limited ("FIL")

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest. Please see letter below from FMR Corp and FIL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


NOMINEE/REGISTERED NAME                                            MANAGEMENT COMPANY          SHARES HELD
State Street Nominees Ltd                                                       FMRCO               45,500
HSBC                                                                            FMRCO            9,052,100
JP Morgan Chase                                                                 FMRCO               73,900
Chase Nominees Ltd                                                              FMRCO            7,391,965
Clydesdale Bank (Head office) Nominees Limited                                   FISL           15,648,813
Chase Nominees Ltd                                                                FPM              314,594
BT Globenet Nominees Ltd                                                          FPM              137,200
RBS Trust Bank                                                                    FPM              406,390
Bank of New York Europe                                                           FPM              901,846
MSS Nominees Ltd                                                                  FPM              243,265
Citibank                                                                          FPM              735,500
Bankers Trust                                                                     FIL              248,431
RBS Trust Bank                                                                    FIL            2,835,250
Nortrust Nominees Ltd                                                             FIL            1,535,087
Northern Trust                                                                    FIL            3,293,239
Bank of New York Europe                                                           FIL              575,700
Citibank                                                                          FIL            1,145,600
HSBC Client Holdings Nominee (UK) Limited                                         FIL           24,953,600
Morgan Stanley                                                                    FIL              771,921
Chase Manhattan Bank London                                                       FIL              753,470
JP Morgan                                                                         FIL            1,097,300
State Street Nominees Ltd                                                         FIL              650,100
Bank of New York Brussels                                                         FIL              541,100


                                       4

Bank of New York London                                                           FIL            2,220,200
State Street Bank & Trust                                                         FIL              111,500
BNP Paribas                                                                       FIL            1,906,546
Mellon Bank                                                                       FIL              150,200



5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9)   Class of security

0.5P Ordinary shares

10)  Date of transaction

Not stated

11) Date company informed

14.06.04


12) Total holding following this notification

77,740,317

13) Total percentage holding of issued class following this notification

4.49%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

     Date of notification ..14 June 2004

Letter from FMR Corp



June 10,2004



Attn: Company Secretary



Dear Sirs



Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.



These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT



1. Company in which shares are held: Signet Group plc



2. Notifiable Interest:Ordinary Shares

(A)                  FMR Corp.
                     82 Devonshire Street

                     Boston, MA 02109



                     Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule above for listing of Registered Shareholders and their holdings).



(B)                  Fidelity International Limited (FIL) P.O. Box HM 670

                     Hamilton HMCX, Bermuda



                     Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd.
                     (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule above for listing of Registered Shareholders and their holdings.)



3.         The notifiable interests also comprise the notifiable interest of:


                     Mr. Edward C. Johnson 3d

                     82 Devonshire Street

                     Boston, MA 02109



                      Principal shareholder of FMR Corp. and Fidelity International Limited.



4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.


5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   Name of company

SIGNET GROUP plc

2)   Name of shareholder having a major interest

FMR Corp and Fidelity International Limited ("FIL")

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest. Please see letter below from FMR Corp and FIL

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME                                   MANAGEMENT COMPANY          SHARES HELD
State Street Nominees Ltd                                              FMRCO              305,691
HSBC                                                                   FMRCO           10,561,764
JP Morgan Chase                                                        FMRCO               86,648
Chase Nominees Ltd                                                     FMRCO           18,053,987
Clydesdale Bank (Head office) Nominees Limited                          FISL           12,189,095
Chase Nominees Ltd                                                       FPM              234,666
BT Globenet Nominees Ltd                                                 FPM              100,980
RBS Trust Bank                                                           FPM              306,663
Bank of New York Europe                                                  FPM              741,239
MSS Nominees Ltd                                                         FPM              243,265
Citibank                                                                 FPM              674,404
Bankers Trust                                                            FIL              222,544
RBS Trust Bank                                                           FIL            2,404,086
Nortrust Nominees Ltd                                                    FIL            1,535,087
Northern Trust                                                           FIL            2,779,743
Bank of New York Europe                                                  FIL              519,126
Citibank                                                                 FIL            1,097,492
HSBC Client Holdings Nominee (UK) Limited                                FIL           26,813,674
Morgan Stanley                                                           FIL              771,921
Chase Manhattan Bank London                                              FIL              753,470
JP Morgan                                                                FIL            1,097,300
State Street Nominees Ltd                                                FIL              650,100
Bank of New York Brussels                                                FIL              541,100


                                       10

Bank of New York London                                                  FIL            1,674,035
State Street Bank & Trust                                                FIL              111,500
BNP Paribas                                                              FIL            2,176,875
Mellon Bank                                                              FIL              150,200





5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9)   Class of security

0.5p Ordinary shares

10)  Date of transaction

Not stated

11) Date company informed

04.08.04


12) Total holding following this notification

86,769,655

13) Total percentage holding of issued class following this notification

5.01%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

     Date of notification ..4 August 2004

Letter from FMR Corp



August 3,2004



Attn: Company Secretary



Dear Sirs



Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.



These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT



1. Company in which shares are held: Signet Group plc



2.         Notifiable Interest:Ordinary Shares

           (A)       FMR Corp.
                     82 Devonshire Street

                     Boston, MA 02109



                     Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule above for listing of Registered Shareholders and their holdings).



           (B)       Fidelity International Limited (FIL) P.O. Box HM 670

                     Hamilton HMCX, Bermuda



                     Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd.
                     (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule above for listing of Registered Shareholders and their holdings.)



3.         The notifiable interests also comprise the notifiable interest of:


                     Mr. Edward C. Johnson 3d

                     82 Devonshire Street

                     Boston, MA 02109



                      Principal shareholder of FMR Corp. and Fidelity International Limited.



4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.


5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


6. The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Rani Jandu

Regulatory Reporting Manager, FIL - Investment Compliance

Duly authorized under Powers of Attorney dated July 9, 2004, by Eric D Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

See below

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

See below

12) Price per share

See below

13) Date of transaction

See below

14) Date company informed

See below

15) Total holding following this notification

See below

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

26 April 2004

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Signet Group plc announces that, on 23 April 2004, 4,000,000 Ordinary Shares of 0.5p each in the Company were purchased by Mourant & Co Trustees Ltd, as trustee of the Signet Group plc Employee Share Trust ( the"ESOT"), at a price of (pound)1.187726 per share. W G Boyd and J McAdam, Directors of the Company, are, in common with all other UK employees of the Group with more than six months' service, deemed under the Companies Act 1985 and by virtue of the trusts of the ESOT to have an interest in all of such Ordinary Shares, although none of them have been granted any specific interest in such shares.

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Signet Group plc

2)  Name of director

James McAdam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted in April 1998 and subsequent sale of shares

7)  Number of shares/amount of stock acquired

1,075,145

8) Percentage of issued class

0.062

9)  Number of shares/amount of stock disposed

1,075,145

10) Percentage of issued class

0.062

11) Class of security

0.5p ordinary shares

12) Price per share Exercise price (pound)0.4325 per share Selling price (pound)1.1275 per share 13) Date of transaction

15.06.04

14) Date company informed

15.06.04

15) Total holding following this notification

242,088

16) Total percentage holding of issued class following this notification

0.0139

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification.....16 June 2004...........

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Signet Group plc

2)  Name of director

Walker Gordon Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted in October 1997 and April 1998 and subsequent sale of shares

7)  Number of shares/amount of stock acquired

1,582,702

8) Percentage of issued class

0.091

9)  Number of shares/amount of stock disposed

1,582,702

10) Percentage of issued class

0.091

11) Class of security

0.5p ordinary shares

12) Price per share
Exercise prices:     837,037 share options @(pound)0.3375

                     745,665 share options @(pound)0.4325


Selling price:       (pound)1.1275


13) Date of transaction


15 June 2004

14) Date company informed

15 June 2004

15) Total holding following this notification

433,495

16) Total percentage holding of issued class following this notification

0.0250

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number 21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301



25) Name and signature of authorised company official responsible for making this notification

    Date of Notification......16 June 2004........

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Signet Group plc

2)  Name of director

See below

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7)  Number of shares/amount of stock acquired

See below

8)  Percentage of issued class

N/A

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

See below

12) Price per share

See below

13) Date of transaction

See below

14) Date company informed

See below

15) Total holding following this notification

See below

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification...14 June 2004.......


                                SIGNET GROUP PLC


           Notification of Interest of Directors and Connected Persons


Signet Group plc announces that, on 14 June 2004, 44,019 Ordinary Shares of 0.5p each in the Company were allotted and issued to Signet Group QUEST Limited, as trustee of the Signet Group Qualifying Employee Share Ownership Trust ("the QUEST"), at a subscription price of (pound)1.13 per share pursuant to the Company's Savings Related Share Option Scheme. W G Boyd and J McAdam, Directors of the Company, are, in common with all other UK employees of the Group with more than six months' service, deemed under the Companies Act 1985 and by virtue of the trusts of the QUEST to have an interest in all of such Ordinary Shares and in the Ordinary Shares already held by the trustee under the QUEST, although none of them have been granted any specific interest in such shares.

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Signet Group plc

2)  Name of director

Dale Hilpert

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Personal purchase

7)  Number of shares/amount of stock acquired

20,000

8) Percentage of issued class

0.00115

9)  Number of shares/amount of stock disposed

-

10) Percentage of issued class

-
11) Class of security

0.5p ordinary shares

12) Price per share

(pound)1.175

13) Date of transaction

18 June 2004

14) Date company informed

18 June 2004

15) Total holding following this notification

20,000

16) Total percentage holding of issued class following this notification

0.00115

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates telephone 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification......18 June 2004........

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Signet Group plc

2)  Name of director

See below

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

See below

12) Price per share

See below

13) Date of transaction

See below

14) Date company informed

See below

15) Total holding following this notification

See below

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification 23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification
25 June 2004

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Signet Group plc announces that, on 24 June 2004, 4,000,000 Ordinary Shares of 0.5p each in the Company were purchased by Mourant & Co Trustees Ltd, as trustee of the Signet Group plc Employee Share Trust ( the"ESOT"), at a price of (pound)1.178258 per share. W G Boyd and J McAdam, Directors of the Company, are, in common with all other UK employees of the Group with more than six months' service, deemed under the Companies Act 1985 and by virtue of the trusts of the ESOT to have an interest in all of such Ordinary Shares, although none of them have been granted any specific interest in such shares.






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